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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 27, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Argo-Tech Corporation

Full Name of Registrant

Former Name if Applicable
23555 Euclid Avenue

Address of Principal Executive Office (Street and Number)
Cleveland, Ohio 44117

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Argo-Tech Corporation (the “Company”) will not file its Quarterly Report on Form 10-Q (the “Report”) for the period ended January 27, 2007 by the March 13, 2007 deadline due to the pending sale of all of the issued and outstanding common stock of AT Holdings Corporation, the parent corporation of the Company, to Eaton Corporation (the “Transaction”). The Transaction was expected to be finalized prior to the March 13, 2007 filing due date for the Report and consequently, a quarterly review of the Company’s financial statements has not been performed by the Company’s external auditors.

Also, on February 20, 2007, the Company announced that it had initiated a cash tender offer to purchase all of the $250,000,000 outstanding aggregate principal amount of its 9-1/4% Notes due 2001 (the “Notes”) (CUSIP No. 040146AJ1). As previously reported on March 5, 2007, the Company entered into a Second Supplemental Indenture to its indenture dated June 23, 2004 among the Company, the subsidiary guarantors party thereto and BNY Midwest Trust Company, as trustee, which governs the Company’s Notes. The Second Supplemental Indenture, which will become operative upon the closing of the Transaction, will eliminate covenants set forth in the indenture, including the covenant requiring the Company to file periodic reports with the Securities and Exchange Commission (the “SEC”). The tender offer is scheduled to expire at 9:00 A.M., New York City time on March 20, 2007 (the “Expiration Time”) unless extended or earlier terminated. A current report on Form 8-K regarding the matter was filed with the SEC on February 26, 2007.

The Transaction is now expected to be finalized on or about March 21, 2007 (the “Closing Date”). However, the closing of the Transaction is subject to the satisfaction of a number of conditions and there can be no assurance that the closing of the Transaction will not be further delayed. Upon completion of the Transaction, the Company will not be required to file any further periodic reports with the SEC, including the Report.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul R. Keen	(216)	692-6000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ARGO-TECH CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2007	By	/s/ Paul R. Keen

Paul R. Keen Executive Vice President, General Counsel and Secretary